FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor ____________________________ Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC ON TRACK TO REPLACE AND EXCEED
LITTLEWOODS REVENUE

At least five new customers launching this summer and fall,

driving growth for e-gaming software leader

June 24, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today noted its significant revenue growth prospects for 2008 in the wake of today’s announcement that one relatively small licensee, Sportech PLC, will use other gaming software starting in September. CryptoLogic will start earning revenue from at minimum five new customers this summer and fall.

“CryptoLogic is having a banner year in signing long-term contracts with leading gaming brands in both Europe and Asia, and that’s why we remain so bullish about our growth prospects,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s customer base has never been larger – and our customer pipeline has never been healthier.”

Sportech currently licenses CryptoLogic software for its Littlewoods-branded gaming sites, representing approximately four per cent of the software provider’s annual revenue. As Sportech has entered into a new relationship with 888 Holdings PLC, CryptoLogic expects to continue earning some revenue from Littlewoods players; 888 has signed an agreement to offer more than 10 of CryptoLogic’s top games to its players and partners. CryptoLogic also expects some Littlewoods players to migrate to its other licensees’ sites to find their favourite games that are not available on the 888 platform.

Sportech’s move to a new provider will have no material impact on liquidity in the poker room shared by CryptoLogic licensees, as the vast majority of Littlewoods business comes from its casino site.

CryptoLogic will start earning revenue this week from the launches of sites for new licensees Khel Galli (India), Maharajah Club (UK) and OPoker (Scandinavia). The company’s top games will be available at 888.com later this summer, and the company will launch a site for Betjacks (Ireland) this fall. Further, CryptoLogic’s new customer pipeline, not yet publicly announced, includes some of the largest and most recognizable brands in online gaming.

In addition to adding new customers, CryptoLogic expects to earn new revenue by providing localized versions of its casino games and poker software to help its licensees penetrate key markets in Europe and Asia. The company is also promoting player acquisition and retention by rolling out new games and content more frequently, and by continuing to ramp up its business development and marketing activities.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

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WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to licensees who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.